SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No. 1)

 PVF Capital Corp.

(Name of Issuer)

(Title of Class of Securities)

693654 10 5

(CUSIP Number)

Umberto P. Fedeli, The Fedeli Group, 5005 Rockside Road, Suite 500, Independence, OH 44131, (216) 328-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

______________________________
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693654 10 5	Page 2 of 5

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Umberto P. Fedeli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 469,800(1)(2)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 469,800(1)(2)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,800(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES TAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes 7,000 Shares owned by the Fedeli Family Charitable Foundation.
(2) Includes 1,000 Shares owned by Mr. Fedeli’s wife’s IRA, for which Mr. Fedeli disclaims beneficial ownership.

CUSIP No. 693654 10 5	Page 3 of 5

Introduction.

This Amendment No. 1 to Schedule 13D is filed by Umberto P. Fedeli relating to shares of common stock, par value $0.01 per share (the “Shares”), of PVF Capital Corp. (the “Company”), which is the holding company for Park View Federal Savings Bank.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is amended and supplemented as follows:

The Shares reported in Item 5(c) as having been acquired by Mr. Fedeli were acquired for the aggregate purchase price of approximately $681,310 (excluding commissions) with Mr. Fedeli’s personal funds.

Item 4.  Purpose of Transaction.

Item 4 is amended and supplemented as follows:

With the proposed merger now terminated, Mr. Fedeli reiterates his request that the Company take immediate steps to maximize value for the Company’s shareholders. As previously indicated, Mr. Fedeli prefers the alternative of seeing the Company remain a strong, independent community banking organization as opposed to seeing the Company merge itself out of existence. Mr. Fedeli believes that the Company is uniquely positioned to take advantage of what is otherwise a weak bank environment in Northeast Ohio. The Company’s loyal customer base, established branch network, dedicated employees and asset size, combined with the weakness facing competitive banks and thrifts, provides the Company with an opportunity to turn not only itself around, but to grow, increase market share and thereby benefit all shareholders.

However, to do so the Company must make immediate changes to its board and management team. With new board and management strength, the Company can seek other sources of revenue beyond its traditional home mortgage lending base. With new board and management strength, the Company can explore raising additional capital to further its growth. Without new board and management strength, Mr. Fedeli believes the Company will simply remain just another thrift that lacks a clear direction, with no real business strategy, with few options and a continuing declining stock price.

With the turmoil in the local and nationwide banking markets, Mr. Fedeli believes that talented bank and thrift executives are currently available to assist the Company and execute a turnaround and growth strategy. If the Company fails to take the necessary steps to hire these individuals, the Company will have no choice but to find a strategic partner. However, given the opportunities available with right management, the Company owes it to its shareholders to take the immediate steps to change the board and management and begin to execute the business plan that can enable the Company to succeed and thrive in Northeast Ohio.

Mr. Fedeli reserves all of his rights to take whatever steps he deems necessary to continue to influence the Company to make the changes he believes are critically necessary for the Company and its shareholders. Through adversity comes the opportunity to show strength and leadership and it is time for this board to show both. The time to act is now.

CUSIP No. 693654 10 5	Page 4 of 5

On April 17, 2008, Mr. Fedeli requested a list of the Company’s shareholders so he may communicate with them regarding the Company’s future plans. Mr. Fedeli’s letter requesting the shareholders list is attached to this Schedule 13D as Exhibit 7.1.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and supplemented as follows:

(a) According to the most recently available filing with the Securities and Exchange Commission by the Company, there are 7,773,823 Shares outstanding.

Mr. Fedeli beneficially owns a total of 469,800 Shares, or 6.0% of the outstanding Shares, which includes 461,800 Shares owned individually, 7,000 Shares owned by the Fedeli Family Charitable Foundation, of which Mr. Fedeli is the president, and 1,000 Shares owned by his wife’s IRA. Mr. Fedeli disclaims beneficial ownership of the shares owned by his wife’s IRA.

(c) Since the filing of his original Schedule 13D on March 24, 2008, Mr. Fedeli purchased 81,000 Shares in open market transactions as set forth below:

Date	Number of Shares	Approximate Per Share Price (Excluding Commissions)

4/07/2008	30,000	$9.34
4/10/2008	32,000	$8.22
4/14/2008	10,000	$7.30
4/15/2008	9,000	$7.23

Item 7. Material to be Filed as Exhibits.

Exhibit 7.1  Demand to Examine List of Shareholders of PVF Capital Corp.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2008
/s/ Umberto P. Fedeli
Umberto P. Fedeli

EXHIBIT INDEX

Exhibit Number	Description

7.1	Demand to Examine List of Shareholders of PVF Capital Corp.

Exhibit 7.1

The Fedeli Group
5005 Rockside Road, Suite 500
Independence, Ohio 44131

April 17, 2008

Via Facsimile and Registered Mail
Return Receipt Requested

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139
Attn:	Jeffrey N. Male Secretary

Re:	Examine List of Shareholders of PVF Capital Corp.

Dear Mr. Male:

I am the owner of 462,800 shares of the common stock of PVF Capital Corp., including 1,000 shares of PVF common stock held of record as of the date of this letter. On February 21, 2007, I requested a list of shareholders of PVF, which list was subsequently provided to me. I hereby respectfully request an updated list of shareholders for the purpose of obtaining the names, addresses and holdings of other shareholders with whom I may wish to communicate with regarding the affairs of PVF. Pursuant to the requirements of Section 1701.37 of the Ohio Revised Code (“ORC”), I am entitled to inspect the list of PVF shareholders.

Please deliver the following information to my attention at 5005 Rockside Road, 5th Floor, Independence, Ohio 44131:

•
A list of the record holders of all shares of PVF’s stock as of the most recent practicable date, certified by PVF’s transfer agent, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder;

•
A computer disk containing the record holders of all shares of PVF’s stock as of the most recent practicable date, showing the names, addresses and the number and class of shares issued to or transferred of record to or by each shareholder, including any computer processing data that is necessary to access and use the information; and

•
All information in PVF’s possession or control or which can reasonably be obtained from nominees of any central certificate depository system concerning the number and identity of the actual beneficial owners of PVF’s shares, including a breakdown of any holdings in the name of CEDE & Co. and other similar nominees, and any list of non-objecting beneficial owners (NOBO) in PVF’s possession.

I will bear the reasonable costs incurred by PVF in connection with the production of the above information.

Please call me at (216) 328-8080 to let me know when the requested information will be provided. Thank you.

Regards,

/s/ Umberto P. Fedeli

Umberto P. Fedeli

cc: John R. Male, Chairman and CEO, PVF Capital Corp.

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